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                                                                    Exhibit 23.1








            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Trustees
Windrose Medical Properties Trust:


We consent to the incorporation by reference in the registration statements No. 333-108659, 333-109389 and 333-112183 on Form S-3 of Windrose Medical Properties Trust of our reports dated July 6, 2005, April 14, 2005, and February 28, 2005, with respect to the Union City MOB, Group A Properties and Johns Creek Properties, respectively, Statements of Revenue in Excess of Certain Expenses for the year ended December 31, 2004, which reports include a paragraph that states that the statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and are not intended to be a complete presentation of the revenue and expenses of the Properties.


/s/ KPMG LLP


KPMG LLP
Indianapolis, Indiana
August 1, 2005